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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Micron Technology

(Name of Issuer)
Common

(Title of Class of Securities)
595112103
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐
  Rule 13d-1(b)

  ☐
  Rule 13d-1(c)

  ☐
  Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

Schedule 13G

CUSIP No. 595112103

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
PRIMECAP Management Company 95-3868081

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
225 South Lake Avenue #400, Pasadena, CA 91101-3005

	(5)	SOLE VOTING POWER
		4,665,706
Number of
Shares	(6)	SHARED VOTING POWER
Beneficially		-0-
Owned by
Each	(7)	SOLE DISPOSITIVE POWER
Reporting		38,864,656
Person With:
	(8)	SHARED DISPOSITIVE POWER
		-0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,864,656

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.40%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 4 Pages

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.

Page 3 of 4 Pages

Item 10. Certification

  (a)
  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  (b)
  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003
Date

/s/ THEO A. KOLOKOTRONES
Signature

Theo A. Kolokotrones, President
Name/Title

Page 4 of 4 Pages

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SIGNATURE